Exhibit 99.1

September 21, 2014

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders of Wix.com Ltd. (the “Meeting”), to be held on Monday, October 27, 2014 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Extraordinary General Meeting of Shareholders. Our Board of Directors recommends that you vote FOR the proposals listed in the Notice.

Only shareholders of record at the close of business on September 26, 2014 are entitled to notice of and vote at the Meeting.

Whether or not you plan to attend the Extraordinary General Meeting, it is important that your Ordinary Shares be represented and voted at the Extraordinary General Meeting.  Accordingly, after reading the enclosed Notice of Extraordinary General Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
AVISHAI ABRAHAMI
Chairman of the Board of Directors

Notice of Extraordinary General Meeting of Shareholders

October 27, 2014

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders of Wix.com Ltd., to be held on Monday, October 27, 2014 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel (the telephone number at that address is +972-3-545-4900).

The following matters are on the agenda for the Meeting:

(1)	to elect Norbert Becker as an external director of the Company in accordance with the provisions of the Israeli Companies Law, 5759-1999; and

(2)	to approve the compensation of Norbert Becker as an external director of the Company.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on September 26, 2014.  You are also entitled to vote at the Meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on September 26, 2014, or which appears in the participant listing of a securities depository on that date.

You can vote your Ordinary Shares by attending the Meeting or by completing and signing the proxy card attached hereto.

Our Board recommends that you vote FOR the above proposals, which are described in the Proxy Statement.

Each Ordinary Share is entitled to one vote upon the proposal to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve the proposals.  In addition, the affirmative vote of the Ordinary Shares for each of the proposals must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the election or compensation of Norbert Becker as an external director, as applicable, not taking into consideration abstentions, or the total shares of non-controlling shareholders and non-interested shareholders voted against the applicable proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the proxy card whether you are a controlling shareholder or have a personal interest in in the election or compensation of Norbert Becker as an external director.

This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and our Articles of Association.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card will be distributed following the record date.  Shareholders may also review the proxy statement on our company’s website at http://investors.wix.com/annuals-proxies.cfm or at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, upon prior notice and during regular working hours (telephone number: +972-3-545-4900) until the date of the Meeting.  Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Extraordinary General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

September 21, 2014

By Order of the Board of Directors,
AVISHAI ABRAHAMI
Chairman of the Board of Directors

- ii -

Proxy Statement
______________

Extraordinary General Meeting of Shareholders

October 27, 2014

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Wix.com Ltd. to be voted at an Extraordinary General Meeting of shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of shareholders. The Meeting will be held on Monday, October 27, 2014 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available to holders of Wix Ordinary Shares, on or about September 30, 2014.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on September 26, 2014.  You are also entitled to vote at the Meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on September 26, 2014, or which appears in the participant listing of a securities depository on that date.  You can vote your Ordinary Shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your Ordinary Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	to elect Norbert Becker as an external director of the Company in accordance with the provisions of Israeli Companies Law, 5759-1999 (the “Companies Law”); and

(2)	to approve the compensation of Norbert Becker as an external director of the Company.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the above proposals.

Quorum

On September 26, 2014, we had a total of 38,088,982 Ordinary Shares issued and outstanding.  Each Ordinary Share outstanding as of the close of business on the record date is entitled to one vote upon the proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment.  At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  If you are a beneficial owner, your bank, broker or other holder of record may be permitted to vote your shares on the proposals described in this Proxy Statement even if the record holder does not receive voting instructions from you.  In other cases, the record holder may not vote on the shareholder proposals absent instructions from you and, without your voting instructions, a broker non-vote will occur.  Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposals.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve the proposals.  In addition, the affirmative vote of the Ordinary Shares for each of the proposals must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the election or compensation of Norbert Becker as an external director, as applicable, not taking into consideration abstentions, or the total shares of non-controlling shareholders and non-interested shareholders voted against the applicable proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in in the election or compensation of Norbert Becker as an external director.

Under the Companies Law, in general, a person will be deemed to be a “controlling shareholder” if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposals.  In addition, you are deemed to have a “personal interest” if a company, other than Wix, that is affiliated to you has a personal interest in the adoption of the proposals.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposals if your interest in such proposals arises solely from your ownership of our Ordinary Shares.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card.  Attached is the proxy card for the Meeting that is being solicited by our Board.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than twenty-four (24) hours before the time fixed for the Meeting on October 27, 2014.

If you provide specific instructions (by marking a box) with regard to the proposals, your Ordinary Shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction card without giving specific instructions your shares will be voted in favor of the proposals in accordance with the recommendation of the Board.  In either case, you must remember to indicate in writing (by responding to Item 1.A and/or Item 2.A on the proxy card or voting instruction card) whether you are a controlling shareholder or have a personal interest in the election or compensation of Norbert Becker as an external director.  The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name”, and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.  Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Ordinary Shares.

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to the proposals, a broker may not be permitted to instruct the depositary to cast a vote with respect to the proposals (commonly referred to as a “broker non-vote”).  In that circumstance, the Ordinary Shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposals.  Such Ordinary Shares have no impact on the outcome of the voting on such proposals.

Who Can Vote

You are entitled to be notified about the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on September 26, 2014.  You are also entitled to be notified about the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on September 26, 2014, or which appear in the participant listing of a securities depository on that date

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the General Counsel of the Company or to vote in person at the Meeting.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, Attn: Eitan Israeli, Secretary, at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting; or (iii) by attending and voting in person at the Meeting.  Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about September 30, 2014.  Certain officers, directors, employees and agents of Wix, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, www.wix.com.  The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF
 CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of Ordinary Shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group, as of September 26, 2014.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Wix.com Ltd., 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percentage of Ownership (2)
Entities affiliated with Mangrove Capital Partners (3)	8,253,931	21.66%
Entities affiliated with Bessemer Venture Partners (4)	7,955,918	20.88%
Entities affiliate with Insight Venture Partners (5)	3,228,470	8.47%
T. Rowe Price Associates, Inc. (6)	1,994,900	5.24%
All executive officers and directors as a group (10 persons) (7)	11,723,706	28.77%
_____________

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table, and to restricted share units (RSUs) that are exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 38,088,982 Ordinary Shares issued and outstanding as of September 26, 2014.

(3)
Shares beneficially owned consist of 8,110,689 shares held by Mangrove II Investments Sarl and 123,301 shares held by Mangrove Partners SCSp. Mangrove II Investments Sarl is a limited liability company incorporated and organized under the laws of Luxembourg. Mangrove II S.C.A. SICAR is the owner of 100% of the share capital of Mangrove II Investments Sarl. Mangrove II S.C.A. SICAR is a fund incorporated and organized under the laws of Luxembourg in the form of a partnership limited by shares and regulated by the Luxembourg CSSF (Commission de Surveillance du Secteur Financier). Mangrove II S.C.A. SICAR is managed by Mangrove II Management S.A., a limited liability company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove II Management S.A. are Mark Tluszcz, Gerard Lopez and Hans-Jürgen Schmitz. Mangrove Capital Partners’ address is 31 Boulevard Joseph II, L-1840, Luxembourg. Shares beneficially owned also consist of options to purchase 19,941 Ordinary Shares held by Mangrove II Investments Sarl, which will have vested prior to November 26, 2014.

(4)
Shares beneficially owned consist of 6,824,944 shares held by Bessemer Venture Partners VII L.P. and 1,111,034 shares held by Bessemer Venture Partners VII Institutional L.P. (“BVP Funds”). Deer VII & Co. L.P. is the general partner of these two entities and Deer VII & Co. Ltd. is the general partner of Deer VII & Co. L.P. J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of Deer VII & Co. Ltd. and share voting and dispositive power over the shares held by the Bessemer Venture Partner Entities. Bessemer Venture Partners’ address is 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538. Shares beneficially owned also consist of 11,074 restricted share units and options to purchase 8,866 Ordinary Shares held by B.V.P. Israel Investors Ltd. (“BVP Israel”), which will have vested prior to November 26, 2014.  BVP Israel is wholly owned by Deer Management Co. LLC. (“Deer Management”), which is the management company affiliate of the BVP Funds.

(5)
Shares beneficially owned consists of 2,110,312 shares held by Insight Venture Partners VII L.P., 929,010 shares held by Insight Venture Partners (Cayman) VII L.P., 133,486 shares held by Insight Venture Partners VII (Delaware) L.P. and 48,847 shares held by Insight Venture Partners VII (Co-Investors) L.P (collectively, the “Insight VII Funds”). Insight Venture Associates VII, L.L.C. is the general partner of each of the Insight VII Funds. Insight Holdings Group, LLC is the manager of Insight Venture Associates VII, LLC. Jeffery Horing, Deven Parekh and Peter Sobiloff are the members of the board of managers of Insight Holdings Group, LLC and share voting and dispositive control of the shares held by the Insight VII Funds. The foregoing is not an admission by Insight Ventures Associates VII, LLC. or Insight Holdings Group, LLC that it is the beneficial owner of the shares held by the Insight V Funds. The address of the Insight VII Funds is c/o Insight Venture Partners, 680 Fifth Avenue, 8th Floor, New York, NY 10019. Shares beneficially owned also consist of 6,815 restricted stock units held by Jeffrey Horing, which will have vested prior to November 26, 2014.

(6)
This information is based upon a Schedule 13G filed by T. Rowe Price Associates, Inc. (“T. Rowe Price”) with the SEC on February 12, 2014. Shares beneficially owned consist of 1,994,900 shares held by T. Rowe Price, a company incorporated and organized under the laws of the state of Maryland, United States.  T. Rowe Price is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.  T Rowe Price does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which T. Rowe Price serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202, United States.

(7)
Consists of (i) 9,058,031 Ordinary Shares directly or beneficially owned by Wix’s directors and executive officers; and (ii) 2,665,675 Ordinary Shares constituting the cumulative aggregate number of options and restricted share units granted to the executive officers and directors which will have vested prior to November 26, 2014 have not been exercised as of September 26, 2014.

ITEM 1 – PROPOSAL TO ELECT NORBERT BECKER AS AN EXTERNAL
DIRECTOR

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, including companies with shares listed on the Nasdaq Global Select Market such as Wix, are required to appoint at least two external directors who meet the qualification requirements in the Companies Law.  An external director serves for a term of three years, which may be extended for additional three-year terms.  An external director can be removed from office only under very limited circumstances.  All of the external directors must serve on our audit committee and compensation committee, including as chair of such committees, and at least one external director must serve on each other committee of our Board of Directors.  If at the time any external director is to be elected all members of the board are of the same gender, then the external director to be elected must be of the other gender.  Wix intends to comply with this statutory requirement prior to the Meeting.

Under the Companies Law, a person may not serve as an external director if at the date of the person’s election or within the prior two years the person is a relative of the company’s controlling shareholder, or the person or his or her relatives, partners, employers, any person to whom that person is subordinate or entities under the person’s control, have or had any affiliation with Wix or with a controlling shareholder or relatives of a controlling shareholder, and, in the case of a company without a controlling shareholder or a shareholder holding at least 25% of the voting rights (such as Wix), any affiliation, at the time of election, to the chairman of the board of directors, the chief executive officer, an interested party or Wix’s  most senior finance officer.

The term “affiliation” for this purpose includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

In addition, a person may not serve as an external director:

•
if the person or his or her relatives, partners, employers, any person to whom that person is subordinate or entities under the person’s control, maintains a business or professional relationship with anyone with whom affiliation is prohibited as described above, even if such relationship is not on a regular basis, other than an immaterial relationship; or

•	if the person received compensation as an external director in excess of the amounts permitted by the Companies Law and regulations thereunder.

A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director.

For purposes of these requirements, an “office holder” is defined as any managing director, general manager, chief executive officer, executive vice president, vice president, or any other person assuming the responsibilities of any of these positions regardless of that person’s title, or any director or any manager directly subordinate to the general manager; a “relative” is defined as a spouse, sibling, parent, grandparent or descendent, or a spouse’s descendant, sibling or parent or the spouse of any of the foregoing; and an “interested party” is defined as a holder of 5% or more of our shares or voting rights, any person or entity that has the right to nominate or appoint at least one of our directors or our general manager, or any person who serves as one of our directors or as our general manager.

Ron Gutler serves as our external director, and we are proposing at this meeting to appoint Norbert Becker to serve as an additional external director.  Biographical information concerning Norbert Becker and Ron Gutler (whose term expires in February 2017 and is not standing for reelection at the Meeting) is set forth below:

Ron Gutler has served as a member of our board of directors since August 2013 and serves as an external director under the Companies Law. From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of Psagot Investment House, Psagot Securities, Poalim Securities USA Inc., and a member of the Advisory Board of Poalim Real Estate, which is part of Poalim Capital Market Group. Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Norbert Becker serves on the board and committees of a number of private companies in the financial services industry, including as a director and a member of the audit and remuneration committee of Paypal Europe since 2008. From 2005 until 2011, Mr. Becker served as a director, chairman of the audit committee, and a member of the remuneration committee of Skype S.à.r.l. In 2007, Mr. Becker was one of the co-founders of Compagnie de banque Privée, a private bank incorporated in Luxembourg and serves as Chairman. Prior to that. Mr. Becker held various senior executive positions in Andersen Worlwide and Ernst & Young Global and was appointed Global Chief Financial Officer of Ernst & Young. Mr. Becker is involved with a number of international private equity firms, such as Edmond de Rothschild Group. Mr. Becker also served on the board of BIP Investment Partners, a public investment firm based in Luxembourg. He is the managing director of IntesanPaolo International Holdings, which is wholly owned by IntesaSapaolo, Mr. Becker is the Chairman of Lombard International  Assurance S.A and he is the founding partner and Chairman of Atoz, a tax advisory firm. Mr. Becker earned a doctor honoris causa degree from Sacred Heart University, Fairfield, Connecticut and is a Trustee of the University.

Our Nominating and Governance Committee and Board of Directors have received the necessary statutory certifications from Mr. Becker, and have found that Mr. Becker (i) complies with the independent director requirements under the NASDAQ Listing Rules and the SEC rules, (ii) has the qualifications and expertise required under the Companies Law to serve as an external director, and (iii) has “professional qualifications”, as such term is defined by regulations promulgated under the Companies Law.

In accordance with Israeli law, our Audit Committee and Board of Directors have further determined that Mr. Becker’s non-employee role and interest in Atoz, an entity from which the company received services in non-material amounts, should not be deemed an “affiliation”, as defined in Companies Law, and does not create a conflict of interest with his contemplated service as an external director or otherwise interfere with his ability to serve as an external director of Wix.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, to appoint Mr. Norbert Becker as an external director of Wix.com Ltd. for a period of three years commencing the date of the Meeting.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve the proposal.  In addition, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the election of Norbert Becker as an external director, not taking into consideration abstentions, or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in in the election of Norbert Becker as an external director.

Under the Companies Law, in general, a person will be deemed to be a “controlling shareholder” if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a “personal interest” if a company, other than Wix, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our Ordinary Shares.

Board Recommendation

The Board recommends a vote “FOR” the proposed resolution to appoint Norbert Becker as an external director.

ITEM 2 – PROPOSAL TO APPROVE THE COMPENSATION OF NORBERT BECKER
AS AN EXTERNAL DIRECTOR

Background

Under the Companies Law, the compensation of directors (including external directors) requires approval of the Compensation Committee and the Board of Directors, followed by shareholder approval.

In accordance with Wix’s Compensation Policy for Directors, the Compensation Committee and the Board of Directors approved, subject to shareholder approval and the election of Norbert Becker as an external director, to pay Mr. Becker an annual cash retainer and per meeting fees in accordance with Israel’s Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000.  The annual cash retainer is set at NIS 134,000 (approximately $37,000) and the per meeting fee is set at NIS 4,000 (approximately $1,100).  Mr. Becker is also entitled to reimbursement of expenses and D&O indemnification and insurance in accordance with Wix’s approved director policies.

In addition, the Compensation Committee and the Board of Directors approved, subject to shareholder approval and the election of Norbert Becker as an external director, the grant of options to Mr. Becker to purchase 55,200 Ordinary Shares of Wix, which shall vest equally on a monthly basis over a 3-year period, commencing on the date of the Meeting, subject to the continuing service of Mr. Becker as an external director.  These options will have an exercise price equal to 100% of the closing price of Wix’s Ordinary Shares on the NASDAQ Global Select Market on the date of the Meeting, and will otherwise be subject to the standard terms of Wix’s option grants to directors.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, that subject to approval of Proposal Three and in consideration for his services as external director of Wix.com Ltd:

(a)	Mr. Norbert Becker shall be paid an annual retainer of NIS 134,000 and a per meeting fee of NIS 4,000; and

(b)
Mr. Norbert Becker be awarded options to purchase Ordinary Shares of Wix.com Ltd. as follows: an aggregate of 55,200 options to purchase Ordinary Shares, which shall vest equally on a monthly basis over a 3-year period, commencing on the date of the Meeting, subject to the continuing service of Mr. Norbert Becker as an external director.  These options shall be granted at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Select Market on the date of the Meeting and upon the terms approved by the Compensation Committee and Board of Directors.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve the proposal.  In addition, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the compensation of Norbert Becker as an external director, not taking into consideration abstentions, or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in in the compensation of Norbert Becker as an external director.

Board Recommendation

The Board recommends a vote “FOR” the proposed resolution to approve the compensation of Norbert Becker as an external director.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the company.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F filed with the SEC on March 20, 2014 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.wix.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

AVISHAI ABRAHAMI
Chairman of the Board of Directors

Dated: September 30, 2014